August 14, 2009

BY HAND AND BY EDGAR

Rebekah Blakely Moore

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

RE:	First California Financial Group, Inc.
Form 10-Q for Fiscal Period Ended March 31, 2009
Filed June 30, 2009
File No. 000-52498

Dear Ms. Moore:

First California Financial Group, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to your letter to Romolo Santarosa dated August 7, 2009, regarding the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2009 (the “Form 10-Q”).

For your convenience, set forth below are your comments, followed by the Company’s responses. All references to page numbers correspond to the page numbers in the Form 10-Q.

Ms. Rebekah Blakely Moore

August 14, 2009

Note 3 – Acquisition, page 8

1.	Please revise to include a disclosure of the types of loans purchased from the FDIC related to 1st Centennial.

Response:	We respectfully note that the disclosure of the types of loans purchased from the FDIC related to 1st Centennial was disclosed in the last paragraph of page 9 of the Form 10-Q.

In order to ensure that this information appears more prominently for the reader, we will provide this information in our second quarter Form 10-Q in tabular format, as set forth on Annex A attached hereto.

Results of Operations, page 19

2.	Please revise to disclose the following information related to your Allowance for Loan Losses and Provision for Loan Losses reported as of March 31, 2009:

(a)	We note that the provision originally reported in your press release filed in Form 8-K on April 26, 2009 was $1.1 million. Please revise to disclose, in detail, the specific reasons why the provision changed so substantially in your revised financial results. To the extent you changed your methodology during the quarter, please provide a detailed description of the changes to your methodology and the impact these changes had on your level of allowance for loan losses and the current period’s provision.

Response:	We have not changed our methodology of estimating our allowance for loan losses. We described our methodology on pages 26 and 27 of the Form 10-Q. Specifically, in the third paragraph under the caption ‘Allowance for loan losses’ we described our quantitative and qualitative considerations, as generally set forth in the following two paragraphs.

Our quantitative evaluation included a review of individual loans to identify specific probable losses. We also assigned estimated loss factors to specific groups and types of loans based upon historical losses to calculate possible losses.

Our qualitative estimate considers changes in local and regional economic and business conditions, concentrations of credit, financial improvement or deterioration in business sectors and industries,

Ms. Rebekah Blakely Moore

August 14, 2009

changes in lending practices and/or personnel, changes in the volume and level of past due and nonaccrual loans and concentrations of credit.

We have consistently applied this methodology in estimating the allowance for loan losses on our loan portfolio. The cause for the substantial change in the loan loss provision in the first quarter was a change in estimate relating to the qualitative factors described above. We experienced increases in the level and trend of loan charge-offs, past due and nonaccrual loans in the first quarter of 2009. Although we have reduced our exposure to construction and land loans, we observed that marketing time has lengthened and sale prices have declined. In the first quarter of 2009, in connection with the 1st Centennial transaction, we also entered into a new and difficult market area, which has experienced severe declines in real estate values, large numbers of business and personal bankruptcies, and several bank failures. Finally, based upon the continued economic recession and additional input from our banking regulators regarding their judgment at the conclusion of their examination process with respect to information available to them during such examination process, we increased the estimated qualitative loss factor for our calculation of the March 31, 2009 loan loss allowance. Our qualitative loss factor did not change from the first quarter to the second quarter of 2009.

The events and circumstances described herein provided us additional information regarding the economic conditions and trends that existed at March 31, 2009 but came to our attention subsequent to the furnishing of our financial results on the Current Report on Form 8-K on April 23, 2009. Therefore, we considered this additional information in revising the qualitative loss factor for our allowance for loan losses between the furnishing of our financial results on the Current Report on Form 8-K on April 23, 2009 and the filing of the Form 10-Q on June 30, 2009.

We will expand our discussion in our second quarter Form 10-Q to include the discussion set forth in Annex B attached hereto.

Ms. Rebekah Blakely Moore

August 14, 2009

(b)	In light of the material changes to your allowance for loan losses and provision for loan losses, please tell us how you concluded your methodology as of December 31, 2008 was appropriate and in accordance with GAAP. Additionally, please tell us how you concluded that your assessment that the company maintained effective internal controls did not need to be revised.

Response:

There were no changes in the Company’s methodology of estimating our allowance for loan losses at December 31, 2008 and March 31, 2009. We believe our loan loss allowance methodology is consistent with the guidance in SAB 102, Selected Loan Loss Allowance Methodology and Documentation Issues. The accounting estimates provided for in the Company’s financial statements as of December 31, 2008 and March 31, 2009 were based on the information available at the time of issuance of the financial statements.

The changes in our accounting estimates from December 31, 2008 to March 31, 2009, as described in our response to question 2a, did not impact our annual assessment of internal control over financial reporting. The estimate of the allowance for loan losses is a highly subjective area which involves estimates and judgments and those estimates and judgments may change due to changes in circumstances or assumptions. The Company’s revised results for the first quarter of 2009 were not the result of the correction of an error or correction or change in our accounting methodology. It was the result of a change in estimates and judgments regarding the estimation of our allowance for loan losses. Our system of internal controls is designed to ensure senior management is made aware of material information during each reporting period. Management concluded that our internal controls had appropriately resulted in the consideration of all information prior to filing the Form 10-Q, and even though this resulted in a delay, the delay provides further evidence that our internal controls were working effectively.

Ms. Rebekah Blakely Moore

August 14, 2009

(c)	We note your disclosure that you experienced a substantial increase in your loan loss provision due to the significant growth in loans as a result of the FDIC assisted 1st Centennial Bank transaction as well as the judgment of information available to the bank regulatory agencies at the conclusion of their examination. Given your disclosure on page 9 that the par value of these loans approximated fair value and that as of the date of purchase these loans were performing in accordance with their terms, please disclose the specific reasons why such a large provision was required shortly after purchase. Please specifically describe the credit events that occurred subsequent to the purchase date that caused such a substantial increase to the provision.

Response:	The increase in the provision for loan losses was not due to subsequent credit events relating to loans purchased in connection with the FDIC-assisted 1st Centennial Bank transaction. We identified several of our considerations in our assessment of the allowance for loan losses in the seventh paragraph under the caption ‘Allowance for loan losses’ beginning on page 26 of the Form 10-Q.

As described above in our response to question 2.a., another factor we considered when reassessing our qualitative loss factor was our entry into this new market area with new lending personnel. This market area has experienced severe declines in real estate values, a large number of business and personal bankruptcies and several bank failures. We evaluated the credit risk of the loans acquired in the transaction and the loans originated since the transaction using the same standards as for our other loans. We also considered the difficulties confronting our individual and business customers, the continued decline in real estate values and the recent history of several bank failures in this new market area.

The expanded disclosure to be included in our second quarter Form 10-Q set forth on Annex B attached hereto more prominently identifies these considerations for the reader.

Ms. Rebekah Blakely Moore

August 14, 2009

(d)	We note your disclosure on page 27 that you expect the provision for loan losses to be $1.1 million for the quarter ended June 30, 2009. Please revise to disclose the reasons for the substantial decrease in your expected loan loss provision during the second quarter of 2009. To the extent possible, please relate this discussion to the events that occurred during the first quarter of 2009 that caused the substantial increase in your allowance for loan losses and provision for loan losses.

Response:	Our discussion in the fourth paragraph under the caption ‘Allowance for loan losses’ beginning on page 26 of the Form 10-Q identified for the reader our historically positive asset quality measures – low levels of delinquencies, low levels of nonaccrual loans and low levels of net charge-offs. Consequently, our quarterly loan loss provisions had not been significant. Our discussion further identified the changes in the level of our delinquencies, nonaccrual loans and net charge-offs that we experienced in the first quarter and that we expected to continue in the second quarter. We identified that the current economic climate caused us to anticipate delinquency trends, nonaccrual loan levels and net loan charge-offs to be higher than our historical experience. As such, we anticipated our provision for loan losses to change from period to period as our asset quality measures change from period to period.

As discussed above, we increased the estimated qualitative loss factor for our calculation of the March 31, 2009 loan loss allowance. Our qualitative loss factor did not change, however, from the first quarter to the second quarter of 2009. Additionally, net loan charge-offs decreased from $1,842,000 for the first quarter of 2009 to $430,000 for the second quarter of 2009. These factors contributed to our smaller provision for loan losses in the second quarter of 2009 compared to the first quarter of 2009.

The expanded disclosure to be included in our second quarter Form 10-Q set forth on Annex B attached hereto more prominently identifies these considerations for the reader.

Ms. Rebekah Blakely Moore

August 14, 2009

In connection with our response to your letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (805) 322-9655.

Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.

Respectfully yours,

/s/ Romolo Santarosa
Romolo Santarosa
Chief Financial Officer

cc:	John P. Nolan, Senior Assistant Chief Accountant
Securities and Exchange Commission

Gregg A. Noel, Esq.,

Skadden, Arps, Slate, Meagher & Flom LLP

Annex A: Tabular Disclosure of Types of 1st Centennial Loans Purchased

The following table presents the composition of the 1st Centennial loans purchased from the FDIC:

Commercial mortgage	$42.9
Commercial loans and lines	40.9
Residential 1-4 mortgages	10.0
Multifamily mortgages	4.9
Construction	2.0
Home equity & consumer	0.5

Total	$101.2

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Annex B: Expanded Discussion in Second Quarter Form 10-Q

Our assessment of the allowance for loan losses considered, among other things, estimated loss factors assigned to specific types of loans, changes and trends in the level of delinquencies, nonaccrual loans and loan charge-offs, changes in the value of collateral, changes in the local and regional economic and business conditions, the judgment of the bank regulatory agencies at the conclusion of their examination process with respect to information available to them during such examination process and the significant growth in loans arising from the FDIC-assisted 1st Centennial Bank transaction. The principal reason for the increase in our provision for loan losses in the first quarter of 2009 was an increase in our estimated qualitative loss factor, based on the following considerations.

We considered the increased trend in the level of our delinquencies, nonaccrual loans and loan charge-offs. Total past due loans and nonaccrual loans increased to $35.5 million at June 30, 2009 from $14.8 million at March 31, 2009 and $11.5 million at December 31, 2008. Foreclosed property was $6.8 million at June 30, 2009 compared with $1.1 million at March 31, 2009 and $0.3 million at December 31, 2008. Net loan charge-offs were $430,000 for the second quarter of 2009 compared with $1,842,000 for the first quarter of 2009 and $151,000 for the fourth quarter of 2008. For the first six months of 2009, net loan charge-offs were $2.3 million compared with $0.6 million for the first six months of 2008.

We considered the prolonged marketing time and declining sales prices for our completed construction loan portfolio. Our construction and land loan portfolio was 11 percent of total loans at June 30, 2009 compared with 14 percent at March 31, 2009 and 17 percent at December 31, 2008. This loan portfolio declined principally from successful marketing and sales efforts, however, the continued disruption in the residential and commercial mortgage loan markets and the continued downward pressure on real estate values may adversely affect these loans.

We considered our entry into a new market area with new lending personnel arising from the FDIC-assisted 1st Centennial Bank transaction. This market area has experienced severe declines in real estate values, a large number of business and personal bankruptcies and several bank failures. We evaluated the credit risk of the loans acquired in the transaction and the loans originated since the transaction using the same standards as for our other loans; however, we are mindful the difficulties confronting businesses in this new market area may adversely affect these loans.

Finally, we considered the possible length and depth of the economic recession might have on our borrowers and the judgment of the bank regulatory agencies at the

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conclusion of their examination process with respect to information available to them during such examination process.

As a result, we increased the allowance for loan losses to $12.0 million at June 30, 2009 from $11.3 million at March 31, 2009 and $8.0 million at December 31, 2008. The provision for loan losses was $1.1 million for the second quarter of 2009, compared with $5.1 million for the previous first quarter of 2009 and $0.2 million for the second quarter of 2008. The increased provision for loan losses in the first quarter of 2009 is primarily attributable to the increase in the qualitative considerations described above that occurred in the first quarter of 2009. For the first six months of 2009, the provision for loan losses was $6.2 million compared with $0.7 million for the first six months of 2008. Due to the current economic climate, we anticipate delinquency trends, nonaccrual loan levels, and net loan charge-offs to be higher than our 2008 and 2007 historical experience. As such, we anticipate our provision for loan losses will change from quarter to quarter based on our determination of the adequacy of the allowance for loan losses at each period end and that our total provision for loan losses will be higher than our 2008 and 2007 historical experience.

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